[HEWITT SERIES TRUST LETTERHEAD]

April 3, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Hewitt Series Trust (File No. 811-08885)

Ladies and Gentlemen:

On behalf of Hewitt Series Trust (the “Trust”), we enclose the following documents pursuant to Rule 17g-1(g) under the Investment Company Act of 1940:

(1) One copy of the Trust’s fidelity bond and all riders thereto issued by Federal Insurance Company through HUB International (the “Bond”) covering the one-year period beginning September 15, 2008; and

(2) One copy of the resolutions adopted by the Trust’s board of trustees, including all of the trustees who are not “interested persons” of the Trust, approving the amount, type, form and coverage of the Bond.

The Bond was pre-paid for a term of one-year beginning September 15, 2008.

Sincerely,

/s/ Douglas S. Keith

Douglas S. Keith

Treasurer and Chief Financial Officer

Hewitt Series Trust